FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A R E L E A S E
Gold Fields Increases Stake in Western Areas to 15.47%
Johannesburg, 19 May 2006: Gold Fields Limited (Gold Fields) (NYSE: GFI;
JSE: GFI) is pleased to announce that it has acquired an additional 18.27 million Western Areas Limited shares, at a price of R40-00 per share. This acquisition, completed on Wednesday, 18 May, 2006, brings Gold Fields’ total stake in Western Areas to 23.27 million shares, or 15.47% of that Company’s total issued share capital.
Ian Cockerill, Chief Executive Officer of Gold Fields said: “South Deep is a very significant gold project and we are pleased to have increased our exposure to it through this purchase. We believe that there is significant potential for regional cooperation between our Kloof Gold Mine and South
Deep, in particular, as it relates to the Phase Two development of that ore body, as we have stated on numerous previous occasions. We aim to play a role in achieving that cooperation.”
Western Areas owns 50% of the developing South Deep gold mine, adjacent to Gold Fields’ Kloof Gold Mine, near Westonaria in South Africa. The other
50% of South Deep is owned by Barrick Gold of Canada.
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South
Africa, Ghana, Australia and Venezuela, as well as a developing mine at
Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange.
All of Gold Fields' operations are ISO 14001 certified.
-ends-
Enquiries:
South Africa
Willie Jacobsz
Mobile 082 493 1377
Nerina Bodasing
Mobile 082 940-7505
North America
Cheryl Martin
+ 1 303 796-8683

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 19 May 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs